  Exhibit 99.1

High Tide CEO Raj Grover Answered Shareholder Questions During Reddit AMA

CALGARY, AB, July 15, 2026 /CNW/ - High Tide Inc. ("High Tide" or the "Company") (Nasdaq: HITI) (TSXV: HITI) (FSE: 2LYA), the high-impact, retail-forward enterprise built to deliver real-world value across every component of cannabis, is pleased to announce that Founder & Chief Executive Officer Raj Grover answered shareholder questions during his fifth Reddit Ask Me Anything ("AMA") session today, on July 15, 2026, on the Company's official subreddit, r/HighTideInc.

High Tide Inc., July 15, 2026

The AMA continues High Tide's long-standing commitment to direct, unfiltered engagement with its retail shareholder base, a community that has been central to the Company's growth story since its founding. Mr. Grover answered questions from shareholders and community members on the Company's strategy, operations, and outlook.

The session follows an active period for High Tide, including the release of its second quarter fiscal 2026 financial results, the announced acquisition of Northern Helm, the approval of C$40 million in new senior credit facilities with BMO, and the continued scaling of the Company's international medical cannabis business in Germany through its majority stake in Remexian Pharma GmbH.

ABOUT HIGH TIDE

High Tide, Inc. is the leading community-grown, retail-forward cannabis enterprise engineered to unleash the full value of the world's most powerful plant. Its wholly owned subsidiary, Canna Cabana, is the second-largest cannabis retail brand globally. High Tide (HITI) is uniquely-built around the cannabis consumer, with wholly-diversified and fully-integrated operations across all components of cannabis, including:

Retail: Canna Cabana™ is the largest cannabis retail chain in Canada, with 228 domestic and 1 international location. The Company's Canadian bricks-and-mortar operations span British Columbia, Alberta, Saskatchewan, Manitoba, and Ontario, holding a growing 12% share of the market. In 2021, Canna Cabana became the first cannabis discount club retailer in the world. The Company also owns and operates multiple global e-commerce platforms offering accessories and hemp-derived CBD products. In 2025, the Company became the first North American cannabis operator to launch a bricks-and-mortar presence in Germany.

Medical Cannabis Distribution: Remexian Pharma GmbH is a leading German pharmaceutical company, with a 14% share of the German medical cannabis market, built for the purpose of importation and wholesale of medical cannabis products at affordable prices. Among all German medical cannabis procurers, Remexian has one of the most diverse reaches across the globe and is licensed to import from 19 countries including Canada.

High Tide consistently moves ahead of the currents, having been named one of Canada's Top Growing Companies by the Globe and Mail's Report on Business in 2025 for the fifth consecutive year and was recognized as a top 50 company by the TSX Venture Exchange (the "TSXV") in 2022, 2024 and 2025. High Tide was also ranked number one in the retail category on the Financial Times list of Americas' Fastest Growing Companies for 2023. To discover the full impact of High Tide, visit www.hightideinc.com. For investment performance, don't miss the High Tide profile pages on SEDAR+ and EDGAR.

Neither the TSXV nor its Regulation Services Provider (as that term is defined in the policies of the TSXV) accepts responsibility for the adequacy or accuracy of this release.

CONTACT INFORMATION

Media Inquiries
Omar Khan
Chief Communications and Public Affairs Officer
High Tide Inc.
omar@hightideinc.com
403-770-3080

Investor Inquiries
Vahan Ajamian
Capital Markets Advisor
High Tide Inc.
vahan@hightideinc.com

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This news release contains "forward-looking information" and "forward-looking statements" within the meaning of applicable securities laws (collectively, "forward-looking statements"). Forward-looking statements are often, but not always, identified by words such as "expect", "intend", "plan", "believe", "anticipate", "estimate", "may", "will", "could", "should" and similar expressions. Forward-looking statements in this news release include, without limitation, statements relating to: the completion of the Company's announced acquisition of Northern Helm; and the continued scaling of the Company's operations in Germany.

Forward-looking statements are based on management's current expectations and assumptions as of the date of this news release. Forward-looking statements are subject to risks, uncertainties and other factors that may cause actual results to differ materially, including, without limitation: delays or inability to obtain required regulatory approvals or authorizations; changes in competitive, market or consumer conditions; operational risks associated with opening and operating new stores; and the other risk factors discussed under the heading "Non-Exhaustive List of Risk Factors" in Schedule A to our current annual information form, and elsewhere in this press release, as such factors may be further updated from time to time in our periodic filings, available at www.sedarplus.ca and www.sec.gov, which factors are incorporated herein by reference. Forward-looking statements contained in this press release are expressly qualified by this cautionary statement and reflect the Company's expectations as of the date hereof and are subject to change thereafter. The Company undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, estimates or opinions, future events or results, or otherwise, or to explain any material difference between subsequent actual events and such forward-looking information, except as required by applicable law.

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SOURCE High Tide Inc.

View original content to download multimedia: http://www.newswire.ca/en/releases/archive/July2026/15/c6751.html

%CIK: 0001847409

CO: High Tide Inc.

CNW 18:00e 15-JUL-26